UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On November 3, 2026, Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”), entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with Thriving tech., Ltd., a company incorporated in British Virgin Islands (the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser a convertible promissory note in the original principal amount of US$2,000,000 (the “Note”), for a purchase price equal to the original principal amount of the Note, payable by wire transfer against delivery of the Note. The closing is to occur within 10 days after the date of the Purchase Agreement, or on another mutually agreed date, subject to the satisfaction or waiver of customary closing conditions. The Company may terminate the Purchase Agreement by written notice if the closing has not occurred on or before December 31, 2026.

The Note is unsecured, bears simple interest at a rate of 7% per annum (computed on the basis of a 360-day year of twelve 30-day months), and matures on the fifth anniversary of its effective date of November 3, 2026, at which time the principal and accrued interest are payable. The Company may prepay all or any portion of the outstanding balance in cash at any time, other than any portion for which a conversion notice has been received and the related shares have not yet been delivered.

At any time after the closing until the outstanding balance is paid in full, the holder may convert all or any portion of the outstanding balance of the Note (including accrued and unpaid interest) into ordinary shares of the Company, par value US$0.0002 per share (the “Ordinary Shares”). The number of Ordinary Shares issuable upon conversion equals the amount being converted divided by the conversion price, multiplied by 1.10, reflecting a 10% share premium. The conversion price is 80% of the lowest closing bid price of the Ordinary Shares on Nasdaq during the ten consecutive trading days immediately preceding the date of the applicable conversion notice, subject to proportionate adjustment for share subdivisions and combinations. Unless and until the Company obtains any shareholder approval required under Nasdaq Listing Rule 5635, or an applicable exemption, the Company may not issue Ordinary Shares upon conversion of the Note in excess of 19.99% of the Ordinary Shares (or voting power) outstanding immediately prior to the date of the Purchase Agreement.

The Note provides for trigger events consisting of the Company’s failure to pay any amount when due and the commencement of any voluntary or involuntary bankruptcy or insolvency proceeding. If a trigger event is not cured within 60 days after written notice from the holder, it becomes an event of default, upon which the holder may accelerate the Note and declare the outstanding balance immediately due and payable in cash. The Purchase Agreement contains customary representations, warranties and covenants of the parties, and the Company has agreed to indemnify the Purchaser for losses arising from the Company’s breach. The Purchase Agreement and the Note are governed by the laws of Hong Kong, and disputes not resolved through good-faith negotiation within 30 days will be resolved by arbitration before the Hong Kong International Arbitration Centre.

The Note and the Ordinary Shares issuable upon conversion of the Note are being offered and sold in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and/or other available exemptions.

The foregoing descriptions of the Purchase Agreement and the Note are only summaries of their terms, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the form of Note attached thereto, copies of which are filed as Exhibits 10.1 and 10.2 to this report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Convertible Note Purchase Agreement, dated as of November 3, 2026, by and between Skillful Craftsman Education Technology Limited and Thriving tech., Ltd.
10.2	Convertible Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: November 9, 2026